

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 24, 2009

Mr. John McKowen
President and Chief Accounting Officer
Navidec Financial Services, Inc.
2000 South Colorado Blvd., Suite 200
Denver, Colorado 80222

      Re: Navidec Financial Services, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed April 14, 2009
             File No. 0-51139

Dear Mr. McKowen,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        David Irving
                        Reviewing Accountant